Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation (Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on February 7, 2024:

REFINITIV STREETEVENTS EDITED TRANSCRIPT BERY.N - Q1 2024 Berry Global Group Inc Earnings Call EVENT DATE/TIME: FEBRUARY 07, 2024 / 3:00PM GMT OVERVIEW: Company Summary REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

CORPORATE PARTICIPANTS Curtis L. Begle Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division Dustin Stilwell Berry Global Group, Inc. - VP of IR Kevin J. Kwilinski Berry Global Group, Inc. - CEO & Director Mark W. Miles Berry Global Group, Inc. - CFO CONFERENCE CALL PARTICIPANTS Adam Samuelson Goldman Sachs Group, Inc., Research Division - Equity Analyst Arun Shankar Viswanathan RBC Capital Markets, Research Division - Senior Equity Analyst Edlain S. Rodriguez Mizuho Securities USA LLC, Research Division - Director George Leon Staphos BofA Securities, Research Division - MD and Co-Sector Head in Equity Research Ghansham Panjabi Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst Matthew Burke Roberts Raymond James & Associates, Inc., Research Division - Senior Research Associate Niccolo Andreas Piccini Truist Securities, Inc., Research Division - Research Analyst Philip H. Ng Jefferies LLC, Research Division - Senior Research Analyst & Equity Analyst PRESENTATION Operator Good day, and thank you for standing by. Welcome to the Berry Global Group Q1 2024 Earnings Conference Call. (Operator Instructions). Please be advised that today's conference is being recorded. I would now like to hand the conference over to your speaker, Dustin Stilwell, Investor Relations. Please go ahead. Dustin Stilwell - Berry Global Group, Inc. - VP of IR Thank you, operator, and thank you to everyone for joining Berry's First Fiscal Quarter 2024 Earnings Call. As you can see on Slide 2, joining me this morning, Berry's Chief Executive Officer, Kevin Kwilinski; Berry's Chief Financial Officer, Mark Miles; and Berry's HH&S President, Curt Begle. Following our comments today, we will have a question-and-answer session. In order to allow everyone the opportunity to participate, we do ask that you limit yourself to one question with a brief follow-up and then fall back into the queue for any additional questions. A few things to note before handing the call over on our website at berryglobal.com, you can find today's press release, and the earnings call presentation under our Investor Relations section. As referenced on Slide 3, during this call, we will be discussing certain non-GAAP financial measures. These measures are reconciled to the most directly comparable GAAP financial measures in our earnings press release and presentation, which were made public earlier this morning. Additionally, we will make forward-looking statements that are subject to risks and uncertainties. Actual results or outcomes may differ materially from those that may be expressed or implied in our forward-looking statements. Some factors that could cause the results or outcomes to differ are in the company's latest 10-K, our other SEC filings and our news releases. I will now turn the call over to Berry's CEO, Kevin Kwilinski. 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Thank you, Dustin, and thank you to everyone for joining us today to discuss Berry's first quarter results for fiscal 2024 and our recent announcement regarding the combination of our Health, Hygiene and Specialties global Nonwovens and Films Business with Glatfelter. Reflecting on my first quarter as the CEO of Berry, I am even more excited about the opportunity to create value for all stakeholders. Having visited many of our global operations and engaged with strategic partners, including customers, suppliers and investors, I am confident in our ability to meet our objectives. Our dedicated team will continue working diligently to enhance our execution on organic growth, productivity and portfolio enhancements. Moving to our key takeaways for the quarter on Slide 6. Despite a challenging macro demand environment and soft consumer demand, we delivered solid first quarter results in line with our expectations. Additionally, we are reaffirming our guidance today for fiscal 2024. Our expectations of the stronger second half of the fiscal year have not changed and we continue to expect to be within our adjusted EPS and free cash flow ranges. As a reminder, there are several reasons why we expect a stronger second half. Including ongoing price and cost actions, continued benefits from structural cost initiatives, capital investment scale-ups and favorable comparisons to the prior year's volume performance. Moreover, our focus remains on debt repayments, opportunistic share repurchases and quarterly dividend payments in fiscal '24. We expect our year-end leverage to be 3.5x or lower aligning with our target. We believe our long-term growth and value creation strategy, our market positions stable portfolio of businesses and capital allocation form a compelling investment thesis for Berry. Our teams have proactively taken actions to address inflation increasing pricing and driving productivity benefits through structural plant closures, labor management and asset optimization. Simultaneously, strategic investments in high-growth markets like food service, health and beauty, dispensing and pharmaceuticals with a strong sustainability focus will contribute to our success. Building upon a solid core, we have made substantial progress in this first 100 days on 2 key areas of priority. Customer-focused organic growth through superior service and product performance and world-class continuous improvement delivered through lean transformation. To this end, we pivoted our service and quality review process to be less internal focused and more driven by the voice of our customers and we began adding a Net Promoter Score integrated process to ensure closed-loop feedback that our customers are seeing real improvement. We also extended the duration of these reviews and increased the scrutiny to ensure we are seeing improvement in the identification of true root causes and their subsequent elimination. Closing out calendar year 2023, I hosted a meeting of who my team identified as the top 20 lean continuous improvement experts in the company, regardless of what current role they happen to be tasked with fantastic interaction and it became clear to me that with the right vision, organizational structure, vision and executive oversight, we have the beginnings of a true world-class lean operating system. I've launched the search process to include both internal and external candidates to take the role of lean transformation leader. Lean transformation is a key priority for 2024 and will become a core component of our culture going forward. And lastly, we were pleased to report that we identified an exciting value creation opportunity as part of our strategic review of our Health, Hygiene & Specialty segment announced in September. We have entered into an agreement to spin off our global Nonwovens and Films Businesses and merge with Glatfelter Corporation, creating a scaled global franchise with an industry-leading solution set, serving attractive, growing specialty materials markets. We will discuss more detail on the new announcement later in our prepared remarks. Furthermore, in conjunction with today's announcement, Berry will change the name of its Engineered Materials segment to Flexibles to showcase the continued evolution of this segment towards high-value products and solutions. We will continue to prioritize our focus on increasing our presence in stable, noncyclical fast-moving consumer goods. Next, on Slide 7. I want to continue to emphasize our substantial levers to drive consistent, dependable and sustainable organic growth. Berry's scale advantages drive cost leadership and innovation capabilities that provide us confidence that we will consistently deliver solid earnings growth from our stable portfolio of businesses. Our strategic investments, particularly in key end markets like health care, personal care and beauty and food service, allow Berry greater differentiation leading to long-term sustainable growth. These markets also offer higher growth and higher margins, providing positive mix benefits for our overall portfolio. These drivers have not changed and collectively give us confidence in our ability to deliver future growth and support our long-term target of increasing our presence in stable, noncyclical fast-moving consumer goods from 70% of our portfolio to our goal of over 80%. And before handing over to Mark, I want to discuss Slide 8 and some of our specific focused investments for growth, emphasizing our commitment to innovation and sustainability. 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Investing in markets and product categories that drive long-term organic growth, complements our efforts to build a resilient product portfolio with a focus on sustainable packaging solutions and a strong competitive advantage in recycled resins, Berry is positioned for higher growth opportunities and long-term value creation. Now I will turn the call over to Mark, who will review Berry's financial results. Mark? Mark W. Miles - Berry Global Group, Inc. - CFO Thank you, Kevin. Turning now to financial results highlights on Slide 9. As Kevin mentioned, our quarterly results for both revenue and earnings were in line with our expectations, while cash flow came in higher. Our global teams have executed exceptionally well, implementing robust cost reductions without disruption to our customers and optimizing our product mix across our businesses. This strategic focus is helping to counter the challenges of soft market demand caused by inflation. We have made significant progress in consolidating our higher-cost assets and as volumes recover, we expect an incremental benefit to earnings on more efficient assets. For the quarter, adjusted earnings per share decreased by 9% versus the prior comparable year while operating EBITDA was down 6% primarily due to a $30 million impact from the timing of passing through polymer costs as the prior year quarter had a timing benefit against a headwind in the current quarter. This timing difference was anticipated and was partially offset by our cost actions and benefits from recent capital expenditures. Free cash flow for the last 4 quarters totaled nearly $1 billion and is up over 10% versus the prior comparable period. I would like to refer everyone to Slide 10 for our quarterly performance by each of our 4 operating segments. The segment will review will focus on the year-over-year changes for fiscal Q1. Starting with our Consumer Packaging International division, revenue was down 6%, primarily from the pass-through of polymer costs and softer consumer and industrial market demand. Consumer categories across Europe performed marginally better than industrial markets, and we continue to execute our strategy to drive improved product mix to higher-value products. EBITDA was down 10% versus the prior year quarter, primarily driven by the timing of resin pass-through and softer overall customer demand, partially offset by our cost reduction efforts along with improved product mix by increasing our presence in health care packaging, pharmaceutical devices and dispensing systems. We continue to recover cost inflation through pricing actions, and cost reduction initiatives while driving revenue growth from our sustainability leadership in areas such as high-value dispensing systems and closures. Next, on Slide 11. Revenue in our Consumer Packaging North America division was down 10%, primarily from lower selling prices due to the pass-through of resin costs along with softer overall customer demand. Over the past year, we have delivered strong double-digit growth in our foodservice markets as we continue to see conversion from paper and foam to our fully recyclable clear polypropylene cup. In addition to market growth from cold brew coffee. EBITDA was down modestly compared to the prior year quarter, primarily driven by resin pass-through timing and softer market demand, partially offset by our cost reduction efforts and our focus on higher value products such as closures, foodservice and dispensing systems. And on Slide 12, revenue in our Flexibles division was down 10% due primarily to lower selling prices and the pass-through of lower resin costs and volume softness primarily in European industrial markets, partially offset by growth in our premium protection film products in North America. Volumes were also impacted by our focused effort to mix up in certain categories like consumer and transportation films. We are encouraged as volumes have improved sequentially over the past 2 quarters. EBITDA for the quarter was up 4%, primarily related to our continued and focused effort on improving sales mix to higher-value product categories and growth in our premium protection film products, partially offset by softer demand in our European industrial markets. On Slide 13, revenue in our Health, Hygiene & Specialties division was down 11%, primarily due to reduced selling prices from the pass-through of lower resin costs along with softer demand in our hygiene and specialties markets, such as building and construction and air and liquid filtration partially offset by improved demand in our disinfectant wipes markets. We are encouraged as volumes have improved sequentially over the past 3 quarters. EBITDA was down 15% versus the prior year quarter primarily driven by resin lag on polypropylene and weaker demand in some of our higher value health care and specialty markets, partially offset by structural cost reduction initiatives and positive demand in our wipes markets. Our consistent cash flows have granted us the flexibility to provide robust 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

returns to our shareholders, a key strength and core value of our company. This financial stability allows us to invest in our businesses foster growth, enhance efficiency and simultaneously return capital to our shareholders. As illustrated on Slide 14, our unchanged capital allocation strategy is return-based and encompasses continued investment in growth markets, strategic portfolio management, debt repayment, share repurchases and a growing quarterly cash dividend. As part of our ongoing efforts to improve our product portfolio, we completed a divestiture in January after quarter end. We divested a European industrial automotive business, which was historically reported inside our Consumer Packaging International segment. Revenue for this business was $90 million with profit margins well below the company average. Since the RPC acquisition in 2019, we have now completed 8 divestitures. These divestitures are in direct alignment with our long-term strategy of simplifying the portfolio and enhancing the stability of earnings and improving long-term growth. Over the last 4 quarters, we generated nearly $1 billion in free cash flow, reaching $988 million, a 10% increase from the prior year period. Leveraging our strong and dependable cash flows, we adjusted our leverage target to 2.5x to 3.5x last year, focusing on driving long-term value for our shareholders. We anticipate being within this reduced range by the end of fiscal '24. In support of our ongoing commitment to further strengthen our strong balance sheet, we have repaid $300 million on our term loans in the first quarter. And in January, we issued $800 million of first priority senior secured 10-year notes. We used the proceeds to pay down over $500 million on our 2026 term loan with the remaining amount expected to be used on our notes maturing in 2024. This strategic approach continues to enhance our capital structure and extend our debt maturity profile, all with little to no impact on earnings. We believe we are well positioned for continued value creation. Our strong cash flows have allowed us the flexibility to drive robust returns for our shareholders. As demonstrated on Slide 15, Berry has reduced net debt by more than $3 billion since mid-2019 and along with more than $1.5 billion returned to shareholders through both share repurchases and dividends in fiscal 2022 and 2023. In fiscal '24, we anticipate a balanced capital allocation, utilizing our free cash flow for debt repayment, share repurchases and regular quarterly dividends. By the end of fiscal 2024, we expect that we will have returned an impressive $5.4 billion of cumulative net debt reduction and capital returns since fiscal 2020. As you can see on Slide 16, Berry's history of driving top-tier results across various key financial metrics such as revenue, earnings and free cash flow highlights our consistent growth from the solid execution of our strategies. We remain committed to enhancing long-term value for all stakeholders by maintaining a stable and dependable portfolio. This consistency has been validated through many different economic cycles and since our last significant acquisition of RPC in 2019, we have delivered free cash every year between $850 million and $1 billion. Additionally, from an earnings perspective, our annual adjusted EPS CAGR of over 20% from 2015 to 2023 holds a leading position amongst our peer set and is well above the peer average adjusted EPS CAGR of 8%. This concludes my financial review, and now I'll turn it back to Kevin. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Thank you, Mark. Our fiscal '24 guidance and assumptions outlined on Slide 17, reflect a solid Q1 performance, aligning with our expectations. We are reaffirming our full year guidance for adjusted earnings per share ranging from $7.35 to $7.85. We expect earnings to strengthen in the second half of fiscal '24 compared to fiscal '23. This is driven by resin pass-through timing, benefits from cost reduction efforts and capital project timing. We continue to expect, given the easing of inflation and easier comparisons year-over-year, volumes will improve as we progress through the fiscal 2024 year. Also, as Mark stated, we anticipate incremental benefits to earnings on more efficient assets as volumes recover during the year. We continue to expect free cash flow to be in the range of $800 million to $900 million, assuming cash from operations of $1.35 billion to $1.45 billion, plus capital expenditures of $550 million. Furthermore, and in line with our focus on driving long-term shareholder value, in fiscal 2024, we expect to prioritize repayment of debt to meet our leverage target commitment, along with further share repurchases. We continue to believe our shares are undervalued, and our repurchases reflect our confidence in the outlook for our business and long-term strategy. As you can see on Slide 18, Berry has consistently met or exceeded its targets over the past several years, and we expect to continue doing so in the future. Our long-term targets emphasize the consistency and dependability of our model with EBITDA growth of 4% to 6%, adjusted EPS growth 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 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of 7% to 12% and total shareholder returns of 10% to 15%. Additionally, our dividend is expected to grow annually and we aim to achieve our recently lowered long-term leverage target by the end of fiscal 2024. And now, to today's announcement regarding our strategic review of HH&S on Slide 19. We have signed an agreement and plans for a tax-free spin-off and merger of our global Nonwovens and Films Business with Glatfelter Corporation, in a transaction expected to be valued at $3.6 billion, creating a scaled leading global franchise with a broadened solution set, serving attractive specialty materials markets. The new company is expected to become a global leader in the growing specialty materials industry and the #1 supplier in Nonwovens. Serving the world's largest brand owners across global end markets with favorable long-term growth dynamics. Berry brings an extensive portfolio of proprietary technology with a strong focus on health care, hygiene and engineered solutions. Glatfelter also provides a broad range of proprietary technology, innovation capabilities and sustainability solutions. The combined company is expected to provide a highly complementary product offering, including both polymer-based and fiber-based applications, supported by strong manufacturing platforms and broad geographic footprint. At closing, the newly created company, or hereby referred to as NewCo, ownership will consist of Berry's shareholders owning approximately 90%, Glatfelter shareholders owning approximately 10%. Additionally, Berry will receive a cash distribution of approximately $1 billion. Committed financing is in place to support the transaction and we expect it to close in the second half of calendar 2024. The transaction was unanimously recommended by the Board of both Berry Global and Glatfelter. On Slide 20, you can see the transaction benefit summary for Berry. As we explored options as part of our announced strategic review led by our Board Capital Allocation Committee, we are thrilled with the opportunity that was identified in a partnership with Glatfelter. This announcement is the culmination of a comprehensive review to determine the highest value alternative for Berry's shareholders. We have detailed the capitalization of NewCo with an expected total transaction value of $3.6 billion. At closing, Berry will receive an approximate $1 billion cash distribution and shareholders will participate in the upside of NewCo. We believe these 2 businesses independently can drive significant value for their respective stakeholders with more focused portfolios positioning each for greater success. Berry will now be poised to become a pure-play leading supplier of sustainable global packaging solutions, and we believe this focus will result in an even more predictable stable earnings and growth profile for Berry. On Slide 21, our remaining 3 segments will be roughly evenly split from a pro forma revenue perspective with all 3 remaining segments producing solid profit margins and returns. And we will continue our focus on increasing our consumer-facing products within each of our segments. This proposed transaction is a significant step in the optimization of our portfolio and allows Berry's management team to be 100% laser-focused on driving consistent long-term growth with a more simplified and aligned portfolio. In summary, our strategic priorities remain unchanged, with a concentrated focus on driving more revenue through our sales and innovation pipelines, our commercial excellence approach is focused on increasing share of wallet with our customers. We will continue to operate with agility as we navigate current market dynamics to deliver long-term sustainable growth. Additionally, we plan to drive non-CapEx productivity through world-class operational excellence to deliver conversion cost reductions over the long-term of 2% to 3% per year, which we expect to help mitigate the impact of inflation and to expand margins. As I stated earlier, Lean transformation is a key priority for us here in 2024 and will become a core component of our culture going forward. These initiatives, along with our strong cash generation supports our ability to ultimately drive strong returns for our shareholders. We are optimistic about our outlook for fiscal 2024 as we anticipate positive impacts from the continued easing of inflation and the return of more normalized levels of customer promotional activity. We are reaffirming our earnings and cash flow guidance today as we continue to have confidence in visibility to solid earnings growth in the second half. We will continue to make progress toward our long-term market targets and remain focused on our strategy to deliver long-term growth and value creation for our stakeholders. As you can see on Slide 22, we have executed on areas previously identified as to why our valuation multiple is below our peers. Sales volumes have been at or above peer average. We improved our strong balance sheet, lowered our targeted leverage range and returned substantial cash to our shareholders. Together, with our inclusion into the S&P 400 mid-cap we believe we'll continue to close the valuation gap to Peer Group presenting an attractive investment opportunity. Thank you for your time and interest in Berry. And with that, Mark, Curt and I are happy to address any questions which you may have. Operator? 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. 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QUESTIONS AND ANSWERS Operator (Operator Instructions). And our first question comes from George Staphos with Bank of America Securities. George Leon Staphos - BofA Securities, Research Division - MD and Co-Sector Head in Equity Research Mark, Kevin, Curt. Good to hear your voice. My 2 questions. One, can you talk about the growth you're seeing from a volume standpoint in some of the key markets you're focused in? And why you expect to be able to hit your overall EBITDA target this year despite what in aggregate has been still negative volume growth. Second question, when we talk about the NewCo, can you describe why you expect you can get to an 8x valuation multiple when -- depending on how you calculate it, Berry itself does not trade there and HH&S, which is the majority here, has been showing relatively worse volume trends over time. Thank you guys, and good luck on the quarter. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Sure. Thank you, George. Happy to answer those questions. Regarding the growth question, we effectively have a plan for this year that was flat year-over-year. We expect it to be slightly down mid-single digits in the first half, slightly up on a comparable basis in the second half. And that's still looks like what we will see. We are exposed long-term to growth categories that are in the low to mid-single digits. And we think overall, we have kind of a weighted market growth of 3% or so. And so we feel pretty confident about our ability to continue to drive that growth and what it means for 2024. We're not expecting any major shifts in consumer behavior in order to hit our numbers. Regarding NewCo, we looked at this question obviously very closely with our advisers. We looked at public comparables, we looked at private transactions, and it became very obvious to us that those supported an 8 or higher multiple. And I think that is certainly where these businesses trade and have traded historically over the long haul. And I think the thing to point out here regarding the point in time we are at, we are really not just at the bottom of a cycle in that space, but we are at a bottom of an amplified cycle that was really worse than normal because of COVID and the supply chain disruption and stocking that happened after that. So we feel really good about the upward side of this, but those -- that market has grown mid-single digits over the long haul and is projected to continue. Berry's performance in that market hasn't been up to that standard. And the real reason is for 3 years, we didn't make the roughly $100 million investment in that business that are required to add the capacity to maintain share in that growing market. So we effectively gave up share. The combined company is going to be in excellent position as the leader in the space fully focused on that business to take full advantage of that market growth, and I suspect gain share over time within that market. George Leon Staphos - BofA Securities, Research Division - MD and Co-Sector Head in Equity Research Okay. Just on the focus areas, where -- what kind of growth did you see? Sorry, that was my first question. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Well, I guess what I would say is we think that those focus areas are growing low to single mid-digits on a market basis. And we fully expect to perform at that level in those segments. I think the last point I would make on the trading multiple, there's a bit of a left pocket, right pocket here. To the extent that you assume a poor trading multiple on NewCo. You have to then look at how that was weighing down Berry prior to spin-off in our overall trading multiple. And I think there's no question here. We are creating a company that is much stronger than our HH&S business was stand-alone nor Glatfelter stand-alone. And this is a great opportunity for our shareholders holding 90% of the equity to participate in the synergy 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

delivery and the improvement in both of these companies coming out of a low point in the cycle. So it really is a great opportunity and a very good outcome for us. Operator One moment for our next question. Our next question comes from Ghansham Panjabi with Baird. Ghansham Panjabi - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst Thanks, operator. Good morning, everybody. Kevin, just on your comments about being less internally focused and more customer-centric. Can you just give us some specific examples of how we should think about the evolution of the company post HH&S, et cetera? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Sure. This is a really critical topic that you're bringing up here. And as I sat through my first, what we call EQR, which is an Executive Quality Review, in my first days with the business, they do this on a monthly basis here at Berry or we do it. And it was really focused on cost of quality metrics and kind of cost-driven impacts of failures in product quality or service quality. And that was kind of immediately obvious to me coming at it from an outside perspective that, yes, those are important things, but they're not the primary driver. And what we're really trying to achieve is a differentiated customer experience that allows us to differentially grow our share within a growing market. So we immediately began to shift that to customer-driven metrics, and we began to investigate how to build a platform for a Net Promoter Score so that we have input coming back to us on a transaction level and also on a couple of time in a year level at a deeper dive, all the constituents within our customers, how they're viewing us and whether they are seen and appreciating the improvements that we believe we are making. So we have a closed loop to know that we're focused on the right things, and we're actually making progress over time. And we are doing this in a very deep way that is taking extra time. So in the first time, this meeting is supposed to be 1 hour, and we ran out of time. The next month, we ran out of time and the folks thought, well, that's the end. And we said, no, we're just going to keep going. So that meeting has now moved to 1.5 hours. And it's the kind of thing that is important for a high-level executive oversight, but it is also something that I need to be involved in at a very deep level to ensure we're building the sort of foundation that will differentiate us. In my view, Berry historically as well as we've done, has been kind of, for the most part, middle of the pack in terms of performance around service and quality within our markets. This isn't true in every area, but by and large, it's true. And this is representing a huge opportunity for us to really pivot how we grow this business. Ghansham Panjabi - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst Got it. And then on your comments about sort of aligning the portfolio towards noncyclical, stable end markets, how does Flexibles or at least pieces of it along with tapes fit into that? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. I think one of the learnings for me as I got to know the business was just how much consumer-facing product sales we have in Engineered Materials, now called Flexibles. And that is 45% plus, and we are certainly prioritizing our growth efforts on increasing that part of our business differentially to the more cyclical industrial aspects of that business. So over time, even without further portfolio optimization, which we may very well do, we will see the consumer element and the more stable earnings of that business, Flexibles, just continue to improve. 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Operator Thank you. One moment for our next question. And our next question comes from Arun Viswanathan with RBC Capital Markets. Arun Shankar Viswanathan - RBC Capital Markets, Research Division - Senior Equity Analyst Great. Thanks for taking my question. I guess maybe you can just help us understand, I know you're reaffirming your guidance for the year. So maybe by segment, how you see kind of volumes evolve over the course of the rest of the fiscal year. And then what you're hearing as far as you also mentioned increased promotional activity. What have you observed there? And what is your outlook as you move through the year for that to potentially increase from here? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. Like I said, the guidance and assumptions don't include any dramatic change in consumer behavior. It's really just the impact of our quarter-over-quarter comparisons. And the fact that we are seeing kind of first shoots of a more normalized environment. What we hear when we talk to our customers, what we hear them talking about in their earnings calls, those that are public is definitely a pivot toward trying to ignite and grow volume where we've been kind of in this inflation recovery, price-taking mode. And our customers know that is not long-term, going to put the value of their businesses where they want it to be. So we are starting to see the signs of that. We expect that it will just continue to pick up momentum throughout the year. And I think that creates actually upside for us to our outlook for the second half. Mark W. Miles - Berry Global Group, Inc. - CFO Yes. I would just add with respect to the segments part of your question, I would say the answer doesn't vary from what Kevin provided. Our businesses are very stable, very consistent. And so the drill down assumption on the guide isn't materially different when you look at it by segment. Arun Shankar Viswanathan - RBC Capital Markets, Research Division - Senior Equity Analyst Okay. That's great. And then maybe you can just also help us with how you think the free cash flow profile of the new Berry would evolve post separation of NewCo. So I guess I'm just trying to think about it. And I think you've indicated that HH&S is a little bit more capital intensive. And so maybe it was required that $100 million or some extra CapEx that you won't necessarily have to spend as [RemainCo]. And yet, you will be generating a fair amount of cash through your CP and Flexibles businesses. So would you expect your kind of conversion on free cash flow to increase going forward and post separation? And what kind of percent of EBITDA would -- should we think about as far as free cash flow conversion? Mark W. Miles - Berry Global Group, Inc. - CFO Yes. I wouldn't say the CapEx requirements for that business are materially different than the rest of Berry's business. What I would say the return on capital is marginally lower again, not materially lower. So the return on capital metrics get a little better for what we'll call RemainCo. But in terms of total CapEx needs as a percent of revenue, not different on a long-term basis, a little more choppy as you're adding capacity at higher dollar amounts in that business. But over the long-term, not significantly different. Now I think in the near-term, Curt can elaborate that. We've made a lot of investments, Glatfelter had also made a lot of investments. So if you're looking at NewCo, and I apologize for the terminology, I think the short-term capital needs for that business should be low. But over the long-term, again, I would say, to meet the growth dynamics of those markets, that investment will be necessary just not in the short-term. Curtis L. Begle - Berry Global Group, Inc. - President of Health, Hygiene & Specialties Division No. That's a really good comment. Again, both businesses are well invested. Both made appropriate investments during the pandemic in terms of where they were going to be growing and where they felt they had the right to win, from a maintenance standpoint, both -- both businesses are 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

well invested, and we'll continue to find opportunities to grow with the right type of capital growth projects, but combining the 2 and really a lot of those capital dollars will be used to optimize the 2 businesses and deliver on the synergies that we've outlaid in the forecast. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director I'd just add 2 comments on the CapEx. One, just to reemphasize what Mark was pointing out about the size of the investments for HH&S, call it, $80 million to $100 million, whereas our typical business unit of capacity investments more in the $8 million to $10 million range. That size brought on capacity that as it was ramping up and being absorbed by the market, created more volatility in earnings. And that that's the real difference in the CapEx. We have less volatility in our investments, and we're able to do smaller investments and scale to add units of capacity in our core business outside of HH&S. The second thing I want to say is the Lean transformation isn't just about improving product quality, service and additional conversion cost reduction but it is about unlocking capacity on our assets. So as we make investments, we are going to get better returns in the future as we have more capacity per unit of invested dollar created. And I think that is going to be a long-term plus for our overall cash flows. Operator One moment for our next question. And our next question comes from Adam Samuelson with Goldman Sachs. Adam Samuelson - Goldman Sachs Group, Inc., Research Division - Equity Analyst Thank you. Good morning, everyone. I guess the first question, just to confirm, the cash that's coming to Berry once the transaction closes, is that largely intended for debt reduction, where you have the 3.5x, kind of, at the high-end net leverage target and less EBITDA in the company. So just making sure you reduced the gross debt against a lower EBITDA base? Or it is more intended for repurchase within that $1 billion? Mark W. Miles - Berry Global Group, Inc. - CFO Yes, the intended use of proceeds of the $1 billion when the transaction closes would be towards debt repayment. But I would also add that we have an active share repurchase program that has around $400 million remaining that the Board has approved, and we will remain active in buying shares as the year continues to progress. Adam Samuelson - Goldman Sachs Group, Inc., Research Division - Equity Analyst Okay. All right. That's helpful. And then just within the volume piece, I know the outlook for the full year at the Berry level was kind of volume is about flat. They were down in the fiscal first quarter, was that -- was there impact from destocking where the fiscal first quarter volumes actually came in a little bit light of where you thought? Or was that not actually the case. And as you think about the confidence in earnings growth in the second half of the fiscal year, is that more driven on volumes just to get the full year too flat or is there kind of -- is the confidence improving on price/cost and broader kind of cost savings and underlying operating leverage? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. We have a number of reasons as we -- you kind of outlined the prepared remarks about why we feel confident in our second half. And it's really as much about ongoing cost reductions, pricing actions that accrue more so to the second half. So that's a big piece. I think on a volume standpoint, we basically are where we thought we'd be. So we expected a certain amount of destocking to still be occurring. We don't know exactly how to peel that out and quantify how much is that versus just the consumer demand being down. But in general, we were kind of right where we thought we would be, and we feel pretty confident, we will continue to outperform our peers on a volume basis. And I think that's exactly what we saw for this quarter, and we will see it going forward. 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Operator And our next question comes from Matt Roberts with Raymond James. Matthew Burke Roberts - Raymond James & Associates, Inc., Research Division - Senior Research Associate Mark, quickly on the leverage again, you addressed that well. But following the refinancing you did plus the $1 billion from HH&S. Is there anything left over through 2026 that you need to address that is not covered by free cash flow generation? And for that $435 remaining repurchase authorization, does that expire this year? Or do you expect to exhaust that this year? Just trying to get you some of the timing there. Mark W. Miles - Berry Global Group, Inc. - CFO Sure. Yes. The last part of your question, the share repurchase authorization does not have an expiration date. And with respect to our debt maturities, obviously, the company continues to generate substantial free cash flow. Obviously, the debt markets are available to us for refinancing opportunities. We took advantage of that, here recently to longest maturity, the company has actually ever issued at 10 years. So we're really happy with the execution of that. And we'll continue to assess whether or not we want to repay with cash or refinance the debt. But a top priority is deleveraging our balance sheet, which we continue to do. And as you heard in the prepared comments, we've already -- this year, repaid $300 million of debt on our term loans. So plenty of cash flow to support repayment of our maturities, but we'll also continue to look at refinancing opportunities as we go forward. Operator And our next question comes from Phil Ng with Jefferies. Philip H. Ng - Jefferies LLC, Research Division - Senior Research Analyst & Equity Analyst Mid-single-digit volume declines, I believe, if I heard you correctly, Kevin, is embedded in your guidance for the first half, which doesn't seem [to work] at all. But any color on how volumes and orders are tracking in January, February or maybe any progression late last year to now. And ultimately, do you have enough levers to kind of deliver a flattish EBITDA in fiscal 2Q? Or that's more of a back half you've been where you kind of get out of the hole that you saw in 1Q? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. I think we have substantial levers, and we have not been slow to pull those levers. So we do expect to have some improvement in Q2 from those levers and those actions that their impact flowing through that we took kind of mid-quarter in the first quarter. I think we don't have any big changes in our volume in our outlook. And we really are seeing basically what we expected to see. We do see some first shoots of improvement. I would say some of our industrial segments that were really hit harder, have seen more recovery, and we're seeing that in our numbers already showing a trend of improvement. And I'd say we're starting to see some consumer behavior that looks promising to us. So my view on volume is that, it's just going to get better as we proceed through the year. Philip H. Ng - Jefferies LLC, Research Division - Senior Research Analyst & Equity Analyst All right. That's helpful. Price cost in 1Q was negative. I believe a lot of that was timing related. Mark, any color on whether you get back to more neutral in 2Q? And then perhaps bigger picture in a softer demand environment, are you guys having tougher conversations on pricing more broadly with your customers? 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Mark W. Miles - Berry Global Group, Inc. - CFO Yes, sure. About half of our cost is polymer. We're mostly buying polyethylene and polypropylene. We have very efficient pass-throughs as you've seen us demonstrate over many years, but there is a modest timing lag. Unfortunately, polypropylene has been a little more volatile in recent periods. So that timing lag due to the volatility of the material cost has created some earnings, good guys and headwinds. And our Q1 just happened to have the opposites. It had a tailwind a year ago and a headwind this year. So it just amplified the impact as we roll forward into Q2. While we don't give quarterly guidance, that comparison gets much better. And so I would expect our price/cost to be relatively neutral on a year-over-year basis because we don't have that dynamic of lag impacting us in Q2 on a year-over-year basis. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director And what I would add on the pricing pressure question, I think the company did a fantastic job during COVID and the aftermath of educating our customers on all of the drivers of inflation within our COGS. And so obviously, resin has historically been pretty transparent, and it's just a matter of timing of recovery. The customers have seen a pretty dramatic reduction in the price of resin based on the market in general from the highs. So they're actually seeing a lower net price, but at the same time, we have inflation that we are still recovering and price actions we're taking on other elements of our cost structure that are still important drivers of costs like labor. So we have -- it actually creates a better environment for us to recover those nonresin areas because overall, the customer's price is still down. And that's certainly been something we have had to go to market with and have had success in driving forward because we have real cost inflation in some of those categories that we can substantiate and communicate. Operator Our next question comes from Edlain Rodriguez with Mizuho. Edlain S. Rodriguez - Mizuho Securities USA LLC, Research Division - Director Thank you. Good morning, everyone. So quick one on the volume recovery you kind of expected in the second half of the year, can you talk about what you see in Europe and North America that's given you a lot of confidence that you will get there? Like which region you think will benefit -- where you'll see the benefit sooner versus the other one. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Sure. I would say we probably were more depressed in Europe in those markets. And I would say we've seen more signs of improvement actually in Europe because we're kind of just starting from a lower point. I feel very good about both markets for us to achieve essentially what for the full year is a flat volume outlook. Edlain S. Rodriguez - Mizuho Securities USA LLC, Research Division - Director Okay. And another one, in terms sort of like your guidance, you have that EBITDA guidance. You maintained the same one. Like how is -- through the first quarter tracking with your expectations? I mean I know you came short of the consensus numbers, but that doesn't really matter with what you had expected. Like was the quarter as expected? Or was it lagging your initial expectations? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director Yes. Mark can add to this. But to me, the big takeaway for Q1, we saw more resin lag than we expected. And we offset that to a large degree with better cost improvements than we expected. 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Mark W. Miles - Berry Global Group, Inc. - CFO Yes. Overall, both volumes and earnings, while Kevin said, there were modest puts and takes in the quarter. Overall, on all key metrics, it was in line with our expectations. Operator Our next question comes from Michael Roxland with Truist Securities. Niccolo Andreas Piccini - Truist Securities, Inc., Research Division - Research Analyst Thanks, Mark and Curt. This is actually Nico Piccini on for Mike. Kevin, to the extent you can comment, when did the discussion with Glatfelter begin? I realize that the review for HH&S has been ongoing for a few months now. Is this something specifically Glatfelter something you inherited after joining? Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director I would say -- first, good morning, Nico. We have had a long dialogue with about a number of options from obviously, before I joined through my onboarding before I joined and then after I joined. And I wouldn't point out this to be anything older or newer than any of the other opportunities. What I do want to say is that I 100% believe that this is a great transaction for our shareholders. And it positions Berry with a clear path to a future that we can begin executing on immediately. And as a new CEO with a bias to action, I wanted to see us move beyond this chapter and move forward with the core business. And this positions us extremely well for that. So I fully embrace this transaction. And I think that our shareholders and the market will come to see it's actually a great outcome. Operator Thank you. It appears there are no further questions in queue at this time. I would now like to turn it back to management for closing remarks. Kevin J. Kwilinski - Berry Global Group, Inc. - CEO & Director We just want to thank everyone for their interest, and we want to thank our teams that have been working on this transaction, long hours and with a great outcome and bringing it to signing, and we will be looking forward to moving this to close as soon as we possibly can. Thank you all. Operator This concludes today's conference call. Thank you for participating. You may now disconnect. 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2024, Refinitiv. All Rights Reserved. 15854554-2024-02-07T18:05:52.433 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2024 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies. FEBRUARY 07, 2024 / 3:00PM, BERY.N - Q1 2024 Berry Global Group Inc Earnings Call

Cautionary Statement Concerning Forward-Looking Statements

Statements in this communication that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of Berry’s HH&S global nonwovens and films business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of the Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.